August 28, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Subject:	Emeritus Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 4, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 2, 2013

File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the staff’s letter dated August 20, 2013 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2012 and its quarterly report on Form 10-Q for the quarter ended June 30, 2013. As requested in your letter, Emeritus Corporation (“we” or the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2012

Self-Insurance Reserves, page 54

1.	For communities not in the self-insurance pool, please tell us if you are recognizing the estimated amounts receivable from the insurance companies in your consolidated balance sheets. If so, tell us how you are accounting for such receivable. Refer to your basis in the accounting literature.

United States Securities and Exchange Commission

August 28, 2013

Response

The staff is advised that the amounts receivable from insurance companies set forth on page 55 are recognized in our consolidated balance sheets and included in Other receivables.

Because our arrangements with insurance providers do not legally extinguish the Company’s obligation to the claimants, as described in ASC 405-20, the arrangements do not provide for the legal right of setoff as described in ASC 210-20. As such, we present insurance receivables and insurance liabilities on a gross basis. With respect to the receivable, the amount we have recorded is based on our assessment of the amount for which it is probable we will receive payment from our insurance providers, which we believe is the amount in excess of our deductibles. Our assessment of the recoverability of these receivables is based on factors such as whether the claim is covered by an insurance policy, the deductible of that policy, the creditworthiness of the insurance company and our historical collections from that insurance provider. In addition to the guidance provided in ASC 405-20 and 210-20, we also looked to the guidance within ASC 944-310, which addresses reporting assets and liabilities related to reinsurance transactions by insurance companies, which we believe is analogous to a non-insurance entity entering into an insurance contract. We have recorded, on our balance sheet, the amount of insurance receivables for which we consider collection to be probable.

Note 4. Acquisitions and Other Significant Transactions, F-20

2012 HCP Transaction, F-20

2.	We note that you accounted for the acquisition of the HCP Leased Communities as a sale and leaseback. You also deferred the gain of $77.1 million, $91.7 million and $122.5 million as of December 31, 2012, March 31, 2013 and June 30, 2013, respectively and accounted for it as a portion of the lease financing obligation. In Form 10-Q for the quarter ended March 31, 2013, you further indicated that such obligations will be amortized as a reduction of principal over the estimated lease period. In this regard, please provide us with your analysis of the factors you considered in concluding that sales and leaseback accounting is appropriate for this transaction and whether you considered this as a real estate sale. We note you have substantial continuing involvement in the HCP Leased Communities. Additionally, tell us your basis for amortizing the gain as a reduction of the principal of the financing obligation. Refer to your basis in the accounting literature. Further, tell us in detail the nature of the cash proceeds from the sale and leaseback that increased the deferred gain from 2012 to 2013.

Response

Sale and Leaseback Accounting

With respect to sale-leaseback accounting, we evaluated whether the sale of our equity interest in the Sunwest JV (“JV”) was in substance the sale of real estate or the transfer of a financial asset (i.e. our ownership interest in the JV). Per paragraph 5 of EITF No. 98-8, Accounting for Transfers of Investments That Are in Substance Real Estate, the Task Force reached consensus that: the sale or transfer of an investment in the form of a financial asset that is in substance real estate should be accounted for in accordance with Statement 66.

United States Securities and Exchange Commission

August 28, 2013

Paragraph 2 of EITF No. 98-8 indicates that Statement 66 addresses the accounting for sales of real estate. Paragraph 101 of Statement 66 provides as examples of real estate sales transactions sales of corporate stock of enterprises with substantial real estate, sales of partnership interests, and sales of time–sharing interests if the sales are in substance sales of real estate. Footnote 33 to paragraph 101 of Statement 66 also states that “an example of a sale of a partnership interest that is in substance a sale of real estate would be an enterprise forming a partnership, arranging for the partnership to acquire the property directly from third parties, and selling an interest in the partnership to investors who then become limited partners.”

Based on the underlying substance of the JV sale, which is the sale of real estate, we concluded that Statement 66, Accounting for Sales of Real Estate, applies to the sale of our equity interest in the JV.

Paragraph 5d of Statement 66 indicates that the profit on a real estate sale transaction cannot be recognized unless certain specified criteria are met, including: the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. Also, per paragraph 18 of Statement 66, if a seller is involved with a property after it is sold in any way that results in retention of substantial risks and rewards of ownership… the absence-of-continuing involvement criterion has not been met.

A sale and leaseback of real estate is one form of continuing involvement. Paragraph 10 of Statement 98, Accounting for Leases, specifies that: A sale-leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback shall be accounted for by the deposit method or as a financing, whichever is appropriate under Statement 66.

As the Staff noted in its comment letter, we have substantial continuing involvement in the HCP Leased Communities. The initial lease term is 15 years, with two 10-year extensions, which we expect to exercise. We therefore concluded that the sale-leaseback transaction did not transfer all of the usual risks and rewards of ownership as we plan to lease the properties for a significant portion of their economic life. Accordingly, we accounted for the transaction as a financing arrangement. As a result, the gain associated with the sale of our interest in the JV was deferred and included as part of our lease obligation to HCP.

“Amortization” of Gain on JV Investment

In retrospect, we understand how readers may be confused by the terminology we used to describe the accounting for the gain on our investment in the JV (i.e., “amortized as a reduction of principal”); our intent was to convey to users in a simple way that the gain on our investment in the JV would not be recognized immediately, but instead becomes part of the lease obligation that is amortized over the expected lease term. In our consolidated financial statements, we are allocating lease payments to reductions in financing and lease obligations and interest expense, using an effective interest method. We will clarify this aspect of our accounting for the transaction in future filings.

United States Securities and Exchange Commission

August 28, 2013

Cash Proceeds and Deferred Gain

With respect to the increase in the deferred gain from 2012 to 2013, the JV did not immediately distribute all proceeds from the property sales. As we are accounting for the transaction as a financing obligation, we did not accrue the full amount of proceeds to be received from the transaction, but instead recorded the cash and financing obligation when cash was received from the JV, which was substantially completed by June 30, 2013. The increase in the deferred gain from December 31, 2012 to March 31, 2013 and June 30, 2013 therefore represents the additional net cash distributions received.

Form 10-Q for the Quarter Ended June 30, 2013

Note 2. Summary of Significant Accounting Policies and Uses of Estimates

Segment Information, page 8

3.	We note that NOC’s revenues, net income, and total assets are less than 10% of those of you and NOC is included in your ancillary services operating segment. Please tell us why your ancillary services operating segment is not presented as a reportable segment pursuant to ASC 280-10-50-12, 50-13 and 50-15.

Response

The Staff is advised that our ancillary services operating segment is comprised of NOC and a very small durable medical equipment company. In total, ancillary services’ revenues, net income, and total assets are less than 10% of those of the consolidated Company. We will amend our disclosure in future filings to be clear that total ancillary services fall below the 10% threshold, as opposed to just referring to NOC.

4.	Please tell us the specific factors you considered in concluding that the HCP communities and legacy Emeritus communities operating segments met the aggregation criteria including similar economic characteristics pursuant to ASC 280-10-50-11.

Response

The HCP Leased Communities are fully integrated into our total operated portfolio. Therefore, they are operating in the same manner as all of our other communities and share similar economic characteristics. We have operated these communities since August 2010—initially under a management agreement, and since October 2012 under a lease with HCP. We reviewed the aggregation criteria set forth in ASC 280-10-50-11, which include an assessment of the following:

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

United States Securities and Exchange Commission

August 28, 2013

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Emeritus is a senior living provider that operates residential-style communities located throughout the United States. These communities provide residential housing alternatives for senior citizens who need help with the activities of daily living, with an emphasis on assisted living and memory care services.

Our operations include significant centralized support, and each community is managed using a common business model. Each community is provided with similar resources and shares support provided by the corporate office in Seattle, including:

•	information technology and Company-wide software platforms;

•	cash management, financing and capital markets activity;

•	accounting, payroll, accounts payable and resident contract administration;

•	forecasting, budgeting and capital expenditure plans;

•	employee benefit and compensation plans;

•	sales and marketing plans and collateral materials; and

•	professional and general liability insurance and risk management services.

This centralized common business model approach is utilized across a homogenous group of operating communities and allows the Company to realize the benefits of economies of scale. This approach also allows us to expand the business through the implementation of standardized operating and financial reporting systems that removes a significant administrative burden from local community managers, allowing them to focus on key operating and resident care issues at their local communities and markets.

We evaluated the aggregation criteria stated above, noting significant similarities between the HCP Leased Communities and the remaining portfolio of Emeritus communities with regard to products, services, delivery and support of such services, types of customers, and regulatory environment. We also evaluated economic characteristics, as indicated in ASC 280-10-55-7A:

Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

We expect the future prospects of the HCP Leased Communities to be similar to those of the remaining Emeritus communities, and concluded that aggregation criteria are met as noted in our filings.

United States Securities and Exchange Commission

August 28, 2013

If you have any questions regarding this response, please contact me at 206.204.3014 or Rob.Bateman@emeritus.com.

Sincerely,

/s/ Robert C. Bateman
Robert C. Bateman Executive Vice President—Finance and Chief Financial Officer